Exhibit 12

Nucor Corporation

2015 Form 10-Q

	Computation of Ratio of Earnings to Fixed Charges
	Year-ended December 31,					Nine Months Ended	Nine Months Ended
						October 3,	October 4,
	2010	2011	2012	2013	2014	2015	2014
	(In thousands, except ratios)
Earnings
Earnings before income taxes and noncontrolling interests	$267,115	$1,251,812	$852,940	$791,123	$1,204,577	$689,538	$853,351
Plus: (earnings)/losses from equity investments	32,082	10,043	13,323	(9,297)	(13,505)	(550)	(10,028)
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	163,626	183,541	179,169	164,128	178,240	135,565	138,164
Plus: amortization of capitalized interest	2,332	2,724	2,550	3,064	4,166	2,988	3,134
Plus: distributed income of equity investees	4,923	3,883	9,946	8,708	53,738	14,149	11,504
Less: interest capitalized	(940)	(3,509)	(4,715)	(10,913)	(2,946)	(91)	(2,841)
Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(73,110)	(83,591)	(88,507)	(97,504)	(101,844)	(91,691)	(67,313)

Total earnings before fixed charges	$396,028	$1,364,903	$964,706	$849,309	$1,322,426	$749,908	$925,971

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$162,213	$182,321	$178,218	$162,899	$177,088	$134,715	$137,236
Estimated interest on rent expense	1,413	1,220	951	1,229	1,152	850	928

Total fixed charges	$163,626	$183,541	$179,169	$164,128	$178,240	$135,565	$138,164

Ratio of earnings to fixed charges	2.42	7.44	5.38	5.17	7.42	5.53	6.70